Exhibit 21.1

Subsidiaries (Active)

Name	Jurisdiction of Organization

Lifeboat Distribution, Inc.	Delaware

Wayside Technology Group (Canada), Inc.	Canada

TechXtend, Inc.	Delaware

ISP International Software Partners, Inc. Lifeboat Distribution, EMEA B.V.	Delaware Netherlands